Exhibit (a)(5)(ii)

SURMODICS, INC.

EMAIL TO EMPLOYEES REGARDING MODIFIED DUTCH AUCTION SHARE REPURCHASE

[To be emailed on Monday, August 6, 2012, following the commencement of the tender offer]

Dear SurModics Employee:

Today, we officially launched our tender offer for up to $55 million of our common stock at a price between $17.00 and $19.00. We launched the tender offer because we are long-term believers in our company. We are lucky enough to have a company that generates a significant amount of cash, and part of our job as management, in addition to growing our core businesses, is to work with the SurModics Board to determine the best use of our cash flow — where to invest it and what to do with it. We will continue to carefully evaluate appropriate uses of our cash, including deployment to create value, cash returns to shareholders to redistribute value and cash reserves for both opportunistic investments and to manage risk.

We filed the tender offer materials, which provide information regarding the specifics of the tender offer. I hope that those materials and the attached FAQ will answer your questions.

It’s your effort and passion that has made all these opportunities possible and I thank you for that. Let’s keep it up!

Gary

This email is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock of SurModics. The solicitation and offer to buy common stock will only be made pursuant to an offer to purchase and other tender offer documents. A free copy of the tender offer documents that SurModics has sent to its shareholders and filed with the SEC may be obtained from the SEC’s website at www.sec.gov or from SurModics’ website at www.surmodics.com. Shareholders are urged to read these materials, as well as any additional tender offer documents filed with the SEC, carefully prior to making any decision with respect to the offer, including the various terms and conditions of the tender offer.

SURMODICS, INC.

EMPLOYEE FREQUENTLY ASKED QUESTIONS

REGARDING MODIFIED DUTCH AUCTION SHARE REPURCHASE

1.	What action is SurModics taking?

The company is offering to repurchase up to $55 million of its common stock. The tender offer is expected to commence on Monday, August 6, 2012. The company’s obligation to purchase shares in the tender offer is subject to the conditions that are described in the offer to purchase and other tender offer documents filed with the Securities and Exchange Commission (“SEC”).

2.	Why is the SurModics making the tender offer?

SurModics believes that the tender offer is a prudent use of its financial resources given our confidence in our long-term financial outlook, the strength of our balance sheet, and our many growth opportunities. The tender offer represents the opportunity for SurModics to return cash to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in SurModics.

3.	Following the tender offer, will SurModics continue as a public company?

Yes. The completion of the tender offer in accordance with its terms and conditions will not cause SurModics’ shares to cease to be quoted on The Nasdaq Global Select Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

4.	What will the purchase price for the shares be?

SurModics is offering to repurchase shares through a modified “Dutch auction.” A modified “Dutch auction” is a type of tender procedure that allows shareholders to choose a price or prices within the designated price range – in this case, between $17.00 and $19.00 — at which they would be willing to sell their shares back to SurModics. SurModics will select the lowest single purchase price within that price range that will enable the company to purchase $55 million in value of our common stock, or a lower amount depending on the number of shares properly tendered, not properly withdrawn from and accepted pursuant to the offer. SurModics will pay this final purchase price in cash, without interest, for all the shares purchased under the tender offer, even if some of the shares are tendered at a price below the purchase price.

5.	Can employees participate in the tender offer?

Most of our employees are also shareholders and can participate in the tender offer. Our executive officers have advised us that they do not intend to participate in the tender offer. Neither management nor the Board of Directors has made any recommendation to shareholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each shareholder should review the tender offer documentation and consult with his or her own financial and tax advisors to determine whether to participate in the tender offer.

6.	Has SurModics or the Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither management nor the Board of Directors, the dealer manager for the tender offer or the information agent for the tender offer has made any recommendation to shareholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in the offer to purchase and in the letter of transmittal, including the company’s reasons for making the tender offer.

7.	How do I tender my shares?

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, September 5, 2012, unless SurModics extends the tender offer. All shareholders will be mailed information beginning on or about Monday, August 6, 2012. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting MacKenzie Partners, Inc., the company’s information agent, at (800) 322-2885 (or via email at tenderoffer@mackenziepartners.com). If you hold your stock in a brokerage account you should contact your broker.

8.	What if I do not want to participate in the tender offer?

If you do not wish to participate in the tender offer, you do not need to take any action.

9.	How does this decision impact employees?

Employees who are shareholders of the Company receive the same benefits as all other shareholders of the Company.

10.	Does this impact employee stock awards?

The tender offer applies to issued shares of SurModics common stock, therefore unvested stock awards may not be tendered and are not affected. Shares issued as the result of vesting of employee stock awards and held by an employee are eligible to participate in the tender offer. Moreover, if you hold vested stock options, you may exercise your vested options and tender any shares issued upon such exercise. You must exercise your options sufficiently in advance of the expiration date of the tender offer to receive your shares in order to tender. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions.

11.	Does this impact shares that I have purchased through the company’s ESPP program?

Yes, employees who hold shares that they purchased shares through the company’s ESPP may elect to tender some or all of those shares. The process for tendering shares is contained in the tender offer documentation and instructions. Employees wishing to tender ESPP shares should be aware that the “disqualifying disposition” rules may apply. You should review the tender offer documentation and consult with your own financial and tax advisors to determine whether to participate in the tender offer.

12.	Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.

13.	What are the tax consequences if I tender my shares?

The tax consequences of the tender offer are complex and will differ depending upon each shareholder’s particular circumstances. We strongly encourage each shareholder to read the offer documents and seek tax advice before deciding whether to participate in the tender offer. Generally, U.S. shareholders whose shares are repurchased by the Company will either recognize (1) capital gain or capital loss from the sale of such shares, or (2) dividend income to the extent of the gross proceeds received for such shares.

14.	Will I have to pay any stock transfer tax if I tender my shares?

If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax.

15.	Whom can I talk to if I have questions?

Information also can be obtained by contacting MacKenzie Partners, Inc., the company’s information agent, at (800) 322-2885 (or via email at tenderoffer@mackenziepartners.com).

This FAQ is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock of SurModics. The solicitation and offer to buy common stock will only be made pursuant to an offer to purchase and other tender offer documents. A free copy of the tender offer documents that SurModics has sent to its shareholders and filed with the SEC may be obtained from the SEC’s website at www.sec.gov or from SurModics’ website at www.surmodics.com. Shareholders are urged to read these materials, as well as any additional tender offer documents filed with the SEC, carefully prior to making any decision with respect to the offer, including the various terms and conditions of the tender offer.

© 2012 SurModics, Inc.
Announced Share Repurchase
• Modified “Dutch auction” tender offer
– Repurchase up to $55 million of the company’s common stock at a price per share not greater than $19.00 and not less than $17.00
• Offer period: August 6 – September 5 (unless extended)
• Represents about 50% of our cash balance (including investments)
• Will continue to carefully evaluate appropriate uses of our cash:
– deployment to create value,
– cash returns to shareholders to redistribute value, and
– cash reserves for both opportunistic investments and to manage risk
.
This slide is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock of SurModics. The solicitation and offer to buy common stock will only be made pursuant to an offer to purchase and other tender offer documents. A free copy of the tender offer documents that SurModics has sent to its shareholders and filed with the SEC may be obtained from the SEC’s website at www.sec.gov or from SurModics’ website at
www.surmodics.com.
Shareholders are urged to read these materials, as well as any additional tender offer documents filed with the SEC, carefully prior to making any decision with respect to the offer, including the various terms and conditions of the tender offer.